UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

LifePoint, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

53215R 10 0

(Cusip Number)

Steven G. Rose
c/o General Conference Corporation of Seventh-day Adventists
12501 Old Columbia Pike
Silver Spring, Maryland 20804-6600
301-680-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 4 Pages

SCHEDULE 13D

CUSIP No. 53215R 10 0

1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Conference Corporation of Seventh-day Adventists, I.R.S. Number 52-6037545

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]
(b)[ ]

3)	SEC USE ONLY___

4)	SOURCE OF FUNDS. Not applicable.

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO	[ ]
ITEMS 2(d) OR 2(e).

6)	CITIZENSHIP OR PLACE OF ORGANIZATION. District of Columbia

NUMBER OF	7)	SOLE VOTING POWER	39,209,132
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	50,000
OWNED BY
EACH	9)	SOLE DISPOSITIVE POWER	39,209,132
REPORTING
PERSON	10)	SHARED DISPOSITIVE POWER	50,000
WITH

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	39,259,132

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.	40.46%

14	TYPE OF REPORTING PERSONS CO

(Continued on following pages)

Page 2 of 4 Pages

Explanatory Note: Information set forth under each of the Items referenced below amends or supplements the information set forth in the comparable items in the Schedule 13D filed by General Conference Corporation of Seventh-day Adventists (“GCC”) with the Securities and Exchange Commission (the “SEC”) on February 17, 2004, as amended by Amendment No. 1 filed on March 23, 2004 and Amendment No. 2 filed on December 30, 2004. This Amendment No. 3 is filed for the purpose of correcting the number of shares of Common Stock issuable upon conversion of currently convertible shares of Series D Convertible Preferred Stock owned by GCC and to report a reduction of 1.27% in ownership of shares, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. To the extent that information in this Amendment No. 3 is inconsistent with information contained in the Schedule 13D filed on February 17, 2004, as amended by Amendment No. 1 filed on March 23, 2004 and Amendment No. 2 filed on December 30, 2004, the information contained herein shall be deemed to modify or supersede, as the case may be, the information contained in the earlier filing. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D, as originally filed.

Item 1. Security and Issuer

     This Amendment No. 3 to Schedule 13D is filed by GCC to amend and supplement its Schedule 13D filed with the SEC on February 17, 2004, as amended by Amendment No. 1 filed on March 23, 2004 and Amendment No. 2 filed on December 30, 2004, with respect to the common stock, par value $0.001 per share (the “Common Stock”), of LifePoint, Inc. (“LifePoint”), the principal executive offices of which are located at 1205 S. Dupont Street, Ontario, California 91761.

Item 5. Interest in Securities of the Issuer.

     (a) GCC is the beneficial owner of 39,259,132 shares of Common Stock, which represents beneficial ownership of 40.46% of that class of securities based on 97,040,860 shares of LifePoint Common Stock issued and outstanding as of December 31, 2004, as indicated in LifePoint’s Securities Registration Statement on Form S-3 filed with the SEC on January 12, 2005. The 39,209,132 shares of Common Stock beneficially held consist of (i) 5,022,516 shares of Common Stock; (ii) 13,560,000 shares of Common Stock issuable upon conversion of currently convertible shares of Series D Convertible Preferred Stock; (iii) 20,626,616 shares of Common Stock underlying currently exercisable Warrants; and (iv) 50,000 shares of Common Stock underlying currently exercisable Warrants held by Gencon Insurance Company of Vermont, a wholly owned subsidiary of GCC.

     (b) GCC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 39,209,132 shares of Common Stock, and has shared power to vote or to direct the vote and to dispose or to direct the disposition of 50,000 shares of Common Stock.

     (c) The following transactions were effected in the last 60 days:

On December 17, 2004, GCC entered into a sales plan with Jefferies & Co., Inc. (the “Sales Plan”) for a term of one year. The Sales Plan complies with the provisions of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended, and provides for the sale of up to 5,006,282 shares of LifePoint’s Common Stock, in the sole and total discretion of Jefferies & Co., Inc. as to time, amount and price of sales and in accordance with the provisions of Rule 144 under the Securities Act of 1933, as amended. Pursuant to the Sales Plan, GCC made the following sales in the open market through a broker:

•	On December 29, 2004, GCC sold 250,000 shares of Common Stock at $0.30 per share;

•	On January 3, 2005, GCC sold 250,000 shares of Common Stock at $0.28 per share; and

•	On January 4, 2005, GCC sold 250,000 shares of Common Stock at $0.28 per share.

     (d) Gencon Insurance Company of Vermont, a denominational affiliate of GCC, has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, 50,000 shares of Common Stock underlying warrants held by Gencon Insurance Company of Vermont, as to which it shares beneficial ownership with GCC.

     (e) Not applicable.

Page 3 of 4 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 18, 2004	GENERAL CONFERENCE CORPORATION OF SEVENTH-DAY ADVENTISTS
	By:	/s/ Steven G. Rose
Steven G. Rose, Undertreasurer

Page 4 of 4 Pages